FOR IMMEDIATE RELEASE
February 4, 2003	TSX/NYSE/PSE: MFC; SEHK: 0945

Manulife Financial announces record annual and quarterly results

TORONTO – Manulife Financial Corporation reported record shareholders’ net income of $1,378 million for 2002, an increase of 19 per cent over 2001. Earnings per share were $2.90 in 2002, compared to $2.40 reported for 2001, an increase of 21 per cent. Return on shareholders’ equity for the year was 16.2 per cent, exceeding the Company’s target of 16 per cent. The record results were driven by good business growth, excellent expense management and favourable claims experience in several businesses.

Fourth quarter 2002 shareholders’ net income of $372 million was also at a record level and was 11 per cent higher than the same period in 2001. Earnings per share were $0.80, an increase of 15 per cent from last year. Return on shareholders’ equity was a strong 17.2 per cent this quarter. Business growth, improved margins and favourable group claims experience were the primary drivers of the increase in earnings.

Total premiums and deposits of $7.4 billion for the fourth quarter and $29.9 billion for the full year increased by eight per cent and 16 per cent, respectively, over the comparable prior year periods. Funds under management were $146.2 billion as at December 31, 2002, compared to $142.2 billion a year ago.

“We are pleased to report our ninth consecutive year of record results, particularly given the very challenging environment in 2002,” said Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial. “Our diversity across businesses and geographies has mitigated the impact of weak economic conditions and poor equity markets on both our sales and earnings. In many businesses, we experienced an increase in market share,” added Mr. D’Alessandro.

“A strong improvement in the market value of our telecom holdings was particularly welcome,” said Peter Rubenovitch, Executive Vice President and Chief Financial Officer. “While we will continue to be influenced by our external environment, we are confident that Manulife Financial is very well-positioned to again deliver strong results in 2003.”

Manulife makes offer to Canada Life shareholders
On December 27, 2002 Manulife made an offer to purchase all of the outstanding common shares of Canada Life, offering their shareholders a 30 per cent premium above the weighted average market price for Canada Life shares during the 20 trading days preceding the December 9 announcement of the offer and more than double the price for shares acquired at the time of Canada Life’s demutualization in late 1999. “Canada Life’s shareholders have the opportunity to participate in the creation of the largest and strongest insurance company in Canada,” said Mr. D’Alessandro. “We believe no other company is a better strategic fit with Canada Life than Manulife Financial.”

FINANCIAL PERFORMANCE

Financial Highlights
(unaudited)

	Quarterly Results			Year Ended
	4Q02	3Q02	4Q01	2002	2001
Shareholders' Net Income (C$ millions)	372	327	336	1,378	1,159	*
Earnings per Share (C$)	0.80	0.69	0.70	2.90	2.40	**
Return on Shareholders' Equity (%, annualized)	17.2	15.2	16.4	16.2	15.1	***
Premiums & Deposits (C$ millions)	7,378	7,086	6,847	29,903	25,840
Funds under Management (C$ billions)	146.2	139.2	142.2

*	Shareholders' net income, before non-recurring items for the year ended December 31, 2001 was $1,223 million.
**	Basic earnings per share, before non-recurring items for the year ended December 31, 2001 were $2.53.
***	Return on shareholders' equity, before non-recurring items the year ended December 31, 2001 was 15.9%.

Net Income

Manulife Financial Corporation reported an 11 per cent rise in shareholders’ net income for the fourth quarter ended December 31, 2002, increasing to $372 million from $336 million in 2001. This increase was primarily due to business growth across Asia and in the Property and Casualty Reinsurance line, continued favourable claims experience in Canadian Group Benefits, and improved margins in U.S. businesses. However, the impact of unfavourable claims experience in North American individual insurance businesses and lower stock investment income, as a result of declines in equity markets, dampened the earnings growth.

For the year ended December 31, 2002, shareholders’ net income was $1,378 million, an increase of 19 per cent over 2001. The prior year results included the impact of several non-recurring items which, in aggregate, reduced earnings by $64 million. Excluding these one-time events, earnings were 13 per cent higher than in 2001.

Earnings per Share and Return on Shareholders’ Equity

Fourth quarter earnings per share increased by 15 per cent to $0.80 compared to $0.70 in 2001. For the three months ended December 31, 2002, return on shareholders’ equity was 17.2 per cent compared to 16.4 per cent for the same period in 2001.

Year-to-date earnings per share increased by 21 per cent to $2.90 and return on shareholders’ equity was 16.2 per cent compared to $2.40 and 15.1 per cent, respectively, in 2001.

Excluding the non-recurring items, 2001 full year earnings per share and return on shareholders’ equity were $2.53 and 15.9 per cent.

OPERATING HIGHLIGHTS

Distribution and product

•	U.S. Annuities successfully launched its new distribution relationship with Scudder Investments, including the introduction of the Scudder Wealthmark product line. This alliance has added 23 new brokerage firms and more than 1,000 new representatives to our active list of appointed sales representatives.

•	Manulife Investment eXchange Funds (MIX Funds) were launched, providing Canadians with an innovative corporate mutual fund family. Investors can switch between a broad range of 27 mutual funds managed by some of North America's top investment managers without triggering immediate taxable capital gains or losses.

•	Manulife Japan launched a conversion program to allow customers to convert their Daihyaku policies to Manulife's modern Universal Life product - ManuFlex. The conversion program has been well received by customers.

•	Manulife USA's industry leading Advanced Markets group launched two new sales tool kits for advisors. These kits support advisors in developing customized and comprehensive solutions for clients with complex estate and business planning cases and in marketing life insurance as a tool for executive compensation.

Business expansion

•	The acquisition of CMG Philippines life insurance and pension and education operations was successfully completed. This transaction adds approximately 60,000 customers to Manulife's operations in the Philippines, significantly strengthening the Company's overall position in this market.

•	Manulife-Sinochem marked its sixth year of business in China with the opening of a branch office in Guangzhou in November, becoming the first foreign life insurance company to receive a branch license. With more than 400 agents already on board, sales began in December. Manulife is excited about the significant opportunities from further expansion in this very important and rapidly growing market. In November, the Company submitted an application for a new branch license in Beijing and anticipates approval for this third office by the end of 2003.

Awards and recognition in the fourth quarter

•	Manulife Financial received the 2002 Corporate Reporting Award for corporate governance, sponsored by the Canadian Institute of Chartered Accountants and the National Post. In presenting this award, the sponsors stated that the "corporate governance practices and structures in place at Manulife are truly world class."

•	Manulife Financial's President and CEO, Dominic D'Alessandro was named "Canada's Outstanding CEO of the Year 2002" by his peers for his contribution to business and the community.

•	Plan Sponsor Magazine's 2002 Defined Contribution Study rated U.S. Group Pensions top in three participant service categories: participant communications material, clarity of statements, and range of investments. The survey results also indicated that 100 per cent of respondents would recommend Manulife to a colleague.

•	Manulife's Annuities business has been awarded the Annuity Service Award by DALBAR in recognition of excellence in client services. Manulife USA received particularly high marks in the areas of knowledge, accommodation, and exceeding expectations by the service representative, as well as in the call interrupts category, which is a measure of phone etiquette.

•	For the second year in a row, Manulife Mutual Funds, a division of Elliott & Page, ranked number one in customer service among its competitors, according to Environics Research group. Our customer service representatives were rated for product knowledge, confidence and ability, efficiency and accuracy of information, and overall value added service to the client.

•	Manulife Hong Kong's Mandatory Provident Fund program has been rated top in terms of enrolment arrangements, contribution arrangements, MPF intermediaries, orientation and communication channels in a customer satisfaction survey. Manulife led the market in overall satisfaction with the current service provider.

•	Manulife Life Insurance Company was awarded the Corporate Excellence Award by the Canadian Chamber of Commerce in Japan. Manulife Japan was recognized for its efforts in effectively streamlining, modernizing and rationalizing its operations. In addition, it was noted that the Company has introduced new, innovative products to Japan and undertaken a major recruiting program for agents.

Premiums and Deposits

Premiums and deposits increased by eight per cent to $7.4 billion in the fourth quarter of 2002 from $6.8 billion in 2001. This increase was driven by strong sales of 401(k) pension and annuity products in the United States, growth in Asia and higher premiums in Reinsurance Division, partially offset by reduced client utilization of the dollar-cost-averaging program in the U.S. variable annuity business.

Funds under Management

Funds under management increased by $4.0 billion to $146.2 billion as at December 31, 2002 compared to $142.2 billion at December 30, 2001. General fund assets increased by $2.6 billion, reflecting the addition of assets from the Zurich Canada acquisition in the first quarter of 2002, and growth in the insurance businesses, particularly in Asia, partially offset by the scheduled transfer of the U.S. variable annuity business’ dollar-cost-averaging assets to segregated funds. Segregated fund assets decreased slightly to $58.8 billion from a year ago. Strong net policyholder cash flows of 401(k) and annuity products in the U.S. and positive net cash flows in Canada over the past 12 months were offset by the impact of depressed equity markets.

Capital

Total capital increased to $12.0 billion as at December 31, 2002 from $11.5 billion a year ago. The increase was primarily the result of net income in the past 12 months, partially offset by the repurchase of 20 million common shares for $726 million and shareholder dividends.

Quarterly Dividend

The Board of Directors approved a quarterly shareholders’ dividend of $0.18 per share on the common shares of the Company payable on or after March 19, 2003 to shareholders of record at the close of business on February 14, 2003.

PERFORMANCE BY DIVISION

U.S. Division

	Quarterly Results			Year Ended
	4Q02	3Q02	4Q01	2002	2001
Shareholders' Net Income (C$ millions)	126	116	118	471	373
Premiums & Deposits (C$ millions)	4,372	4,124	4,097	17,784	15,626
Funds under Management (C$ billions)	74.0	69.3	74.7

•	U.S. Division’s 2002 fourth quarter net income increased by seven per cent to $126 million compared to $118 million in the fourth quarter of 2001. Full year net income was $471 million, an increase of 26 per cent over 2001. The increase in the quarter’s net income reflects the impact of improved margins, continued tight management of fixed and discretionary expenses, and strong growth in business, particularly of 401(k) pension products. Earnings growth was dampened by the impact of start-up costs associated with the 529 Plan and Private Account businesses and by claims experience that, while favourable, was lower than the very good results of the fourth quarter in 2001.

•	Premiums and deposits for the quarter increased by seven per cent to $4.4 billion compared to the fourth quarter of 2001, driven by strong 401(k) pension sales and solid growth in variable annuity deposits, partially offset by reduced client utilization of the dollar-cost-averaging program in the variable annuity business.

•	Funds under management as at December 31, 2002 of $74.0 billion were slightly below that of 2001. Consistently strong net policyholder cash flows over the past 12 months were fully offset by the impact of depressed equity markets.

Canadian Division

	Quarterly Results			Year Ended
	4Q02	3Q02	4Q01	2002	2001
Shareholders' Net Income (C$ millions)	103	85	90	378	339
Premiums & Deposits (C$ millions)	1,509	1,435	1,446	5,991	5,436
Funds under Management (C$ billions)	34.1	33.8	33.6

•	Canadian Division shareholders’ net income of $103 million for the quarter increased by 13 per cent from $90 million in the fourth quarter of 2001. Full year shareholders’ earnings of $378 million were up 11 per cent over 2001. The quarter’s increase in earnings reflects the continued favourable claims experience in Group Benefits, expense efficiencies in the Individual Wealth Management and Group Benefits businesses, and contributions from the acquisition of Zurich Canada. This increase was partially offset by the impact of lower equity markets on the Division’s wealth management businesses and unfavourable claims experience in Individual Insurance.

•	Premiums and deposits were up four per cent to $1.5 billion in the fourth quarter compared to the same quarter in 2001. Both protection and wealth management businesses contributed to the increase, which was primarily as a result of the acquisition of Zurich Canada’s individual insurance business in 2002, and stronger segregated fund and fixed-income investment product sales.

•	Funds under management increased by two per cent in the year to $34.1 billion as at December 31, 2002. Increased assets from the Zurich Canada acquisition, organic growth of insurance and fixed-income savings businesses, and positive net segregated and mutual fund policyholder cash flows over the past 12 months, were substantially offset by the impact of lower equity markets.

Asian Division

	Quarterly Results			Year Ended
	4Q02	3Q02	4Q01	2002	2001

Shareholders' Net Income (C$ millions)	72	72	48	257	185
Premiums & Deposits (C$ millions)	802	787	699	3,137	2,637
Funds under Management (C$ billions)	11.5	9.8	8.2

•	Asian Division shareholders’ net income increased by 53 per cent to $72 million in the fourth quarter of 2002 from $48 million in 2001. Full year shareholders’ net income was $257 million, an increase of 39 per cent over 2001. This quarter’s increase in earnings reflected business growth across the Division, particularly in the Hong Kong operations.

•	Premiums and deposits for the quarter increased by 15 per cent to $802 million versus a year ago reflecting growth in the insurance business, mainly in Hong Kong Individual, and strong mutual fund deposits in Hong Kong. Strong growth in the other Asian territories also contributed favourably to the increase.

•	Funds under management increased by 41 per cent to $11.5 billion as at December 31, 2002 from $8.2 billion in 2001. This increase was due to business growth across the Division, particularly in Hong Kong insurance and pension operations, an increase in institutional funds managed by Manulife Funds Direct and mutual fund deposits in Indonesia.

Japan Division

	Quarterly Results					Year Ended
	4Q02		3Q02		4Q01	2002		2001
Shareholders' Net Income (C$ millions)	26		27		36	111		120
Premiums & Deposits (C$ millions)	423		409		398	1,609	*	1,350
Funds under Management (C$ billions)	13.4	**	13.3	**	13.8

*    Segregated fund deposits for the year ended December 31, 2002 excluded $319 million of net seed capital, contributed in the first quarter of 2002.
**  Segregated funds under management as at December 31, 2002 and September 30, 2002 excluded $317 million and $323 million of net seed capital, respectively.

•	Japan Division's net income was $26 million in the fourth quarter of 2002, down from $36 million in the fourth quarter of 2001. Full year earnings were $111 million, compared to $120 million in 2001. The decrease in the quarter's earnings was primarily due to the impact of surrenders from the block of policies transferred from Daihyaku, which are not yet fully offset by growth in new sales due to the continued depressed economic climate in Japan.

•	Premiums and deposits increased by six per cent to $423 million compared to the same quarter of 2001, reflecting sales from the launch of the Division's variable annuity product, ManuSolution, in early 2002. Sales for this product increased 130% in the quarter compared to the third quarter of 2002.

•	Funds under management decreased by $409 million to $13.4 billion as at December 31, 2002 from $13.8 billion as at December 31, 2001, excluding seed capital. Increases from policyholder cash flows and the impact of the strengthening Japanese Yen were more than offset by benefit payments, which included the effect of discontinued policy obligations assumed from Daihyaku at the date of acquisition.

Reinsurance Division

	Quarterly Results			Year Ended
	4Q02	3Q02	4Q01	2002	2001
Shareholders' Net Income (C$ millions)	52	42	27	184	48
Premiums (C$ millions)	272	331	207	1,063	791
Funds under Management (C$ billions)	4.1	4.3	3.8

•	Reinsurance Division reported net income of $52 million in the fourth quarter of 2002, an increase of 93 per cent over the $27 million reported in the fourth quarter of 2001. All lines contributed favourably to the strong results during the quarter, particularly the Property and Casualty Reinsurance line, which has experienced strong business growth during 2002. Full year net income increased to $184 million from $48 million in 2001. The 2001 full year results include non-recurring items related to the terrorist events of September 11 and a one-time reduction in tax expense, which in aggregate reduced earnings by $115 million. Excluding the impact of these items, full year 2002 net income was up 13 per cent versus 2001.

•	Premiums increased by $65 million or 32 per cent to $272 million in the quarter, primarily due to business growth and the timing of client-reported premiums in the Property and Casualty Reinsurance line.

•	General fund assets increased by eight per cent to $4.1 billion as at December 31, 2002 from $3.8 billion as at December 31, 2001, reflecting business growth.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 15 countries and territories worldwide. Through its extensive network of employees, agents and distribution partners, Manulife Financial offers clients a diverse range of financial protection products and wealth management services. Funds under management by Manulife Financial were Cdn$146.2 billion as at December 31, 2002.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Notes:

Manulife Financial Corporation will host a Fourth Quarter Earnings Results Conference Call at 2:00 p.m. ET February 4, 2003. For local and international locations, please call (416) 641-6714 and toll free in North America please call (888) 673-1385. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A playback of this call will be available after 4:00 p.m. ET today until midnight ET, February 11, 2003 by calling (416) 626-4100 (passcode #21101903).

The conference call will also be Webcast through Manulife Financial’s Web site at 2:00 p.m. ET. You may access the Webcast at: www.manulife.com/corporate/corporate2.nsf/public/quarterlyreports.html An archived version of the Webcast will be available later on the Web site at the same URL as above.

The Fourth Quarter Statistical Information Package is also available on the Manulife Web site at: www.manulife.com/corporate/corporate2.nsf/public/quarterlyreports.html This document may be downloaded before the Webcast begins.

Forward-Looking Statements

This news release includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic and market factors, including interest rates, business competition and changes in government regulations or in tax laws.

Media inquiries:	Investor Relations:
Donna Morrison	Edwina Stoate
(416) 926-5226 donna_morrison@manulife.com	1-800-795-9767 or (416) 926-3490 investor_relations@manulife.com

Financial Highlights

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	For the three months ended December 31			As at and for the year ended December 31
	2002	2001	% Change	2002	2001		% Change

Net income	$369	$336	10	$1,370	$1,167	*	17
Less: net income (loss) attributed to participating policyholders	(3)		N/A	(8)	8		N/A

Net income attributed to shareholders	$372	$336	11	$1,378	$1,159	*	19

Net income attributed to shareholders
before non-recurring items	$372	$336	11	$1,378	$1,223	*	13

Premiums and deposits:
Life and health insurance premiums	$2,146	$2,036	5	$8,342	$7,385		13
Annuity and pension premiums	619	766	(19)	2,437	2,862		(15)
Segregated fund deposits	4,146	3,579	16	17,013 **	14,044		21
Mutual fund deposits	253	258	(2)	1,251	754		66
ASO premium equivalents	214	208	3	860	795		8

Total premiums and deposits	$7,378	$6,847	8	$29,903 **	$25,840		16

Funds under management:
General fund				$81,195	$78,613		3
Segregated funds				58,831	59,206		(1)
Mutual funds				2,167	1,653		31
Other managed funds				3,982	2,710		47

Total funds under management				$146,175	$142,182		3

Capitalization:
Subordinated debt				$1,436	$1,418		1
Non-controlling interest in Manulife Financial Capital Trust				1,000	1,000		-
Trust preferred securities issued by subsidiaries				794	802		(1)
Equity
Participating policyholders' equity				92	62		48
Shareholders' equity
Common shares				596	614		(3)
Shareholders' retained earnings				8,060	7,617		6

Total capital				$11,978	$11,513		4

Selected key performance measures:
Basic earnings per share	$0.80	$0.70		$2.90	$2.40
Basic earnings per share before non-recurring items	$0.80	$0.70		$2.90	$2.53	*
Diluted earnings per share	$0.80	$0.69		$2.88	$2.38
Diluted earnings per share before non-recurring items $	0.80	$0.69		$2.88	$2.52	*
Return on shareholders' equity (annualized)	17.2%	16.4%		16.2%	15.1%
Return on shareholders' equity before
non-recurring items (annualized)	17.2%	16.4%		16.2%	15.9	%*
Book value per share				$18.71	$17.07
Shares outstanding (in millions)
End of period				463	482
Weighted average - basic	463	482		476	482
Weighted average - diluted	466	486		479	486

*Net income for the year ended December 31, 2001 included non-recurring items related to the terrorist events in the United States on September 11, 2001, a gain from the disposition of a portion of the Company’s investment in Seamark and two tax items, all of which in aggregate reduced net income by $64.

** Segregated fund deposits for the year ended December 31, 2002 included $319 of segregated fund net seed capital in Japan. Excluding the seed capital, segregated fund deposits were $16,694, an increase of 19% from 2001 and total premiums and deposits were $29,584, an increase of 14% from 2001.

Summary Consolidated Financial Statements

Consolidated Statements of Operations

(Canadian $ in millions except per share data, unaudited)

	For the three months ended December 31		For the year ended December 31
	2002	2001	2002	2001

Revenue
Premium income	$2,765	$2,802	$10,779	$10,247
Investment income	1,163	1,289	4,235	4,479
Other revenue	392	401	1,518	1,505

Total revenue	$4,320	$4,492	$16,532	$16,231

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$883	$739	$3,388	$3,186
Maturity and surrender benefits	905	1,073	4,045	4,171
Annuity payments	355	342	1,342	1,307
Policyholder dividends and experience rating refunds	247	239	932	900
Net transfers to segregated funds	162	522	656	1,470
Change in actuarial liabilities	208	37	307	(208)
General expenses	689	683	2,490	2,478
Commissions	311	306	1,207	1,133
Interest expense	63	68	243	257
Premium taxes	27	28	111	105
Non-controlling interest in subsidiaries	17	7	72	4
Trust preferred securities issued by subsidiaries	16	16	65	65

Total policy benefits and expenses	$3,883	$4,060	$14,858	$14,868

Income before income taxes	$437	$432	$1,674	$1,363
Income taxes	(68)	(96)	(304)	(196)

Net income	$369	$336	$1,370	$1,167
Less: net income (loss) attributed to participating policyholders	(3)	--	(8)	8

Net income attributed to shareholders	$372	$336	$1,378	$1,159

Basic earnings per share	$0.80	$0.70	$2.90	$2.40
Diluted earnings per share	$0.80	$0.69	$2.88	$2.38

Consolidated Balance Sheets
 (Canadian $ in millions, unaudited)

	As at December 31
Assets	2002	2001

Invested assets
Bonds	$46,677	$46,070
Mortgages	9,294	7,902
Stocks	6,898	6,964
Real estate	3,570	3,484
Policy loans	4,939	4,644
Cash and short-term investments	5,143	4,995
Other investments	1,041	693

Total invested assets	$77,562	$74,752

Other assets
Accrued investment income	1,010	1,041
Outstanding premiums	558	482
Goodwill	634	595
Miscellaneous	1,431	1,743

Total other assets	$3,633	$3,861

Total assets	$81,195	$78,613

Segregated fund net assets	$58,831	$59,206

Liabilities and equity

Actuarial liabilities	$56,397	$54,690
Benefits payable and provision for unreported claims	2,693	2,411
Policyholder amounts on deposit	2,835	2,702
Deferred realized net gains	3,297	3,583
Banking deposits	1,437	769
Other liabilities	2,499	2,881

	$69,158	$67,036
Subordinated debt	1,436	1,418
Non-controlling interest in subsidiaries	1,059	1,064
Trust preferred securities issued by subsidiaries	794	802
Equity
Participating policyholders' equity	92	62
Shareholders' equity
Common shares	596	614
Shareholders' retained earnings	8,060	7,617

Total equity	$8,748	$8,293

Total liabilities and equity	$81,195	$78,613

Segregated fund net liabilities	$58,831	$59,206

Notes to Summary Consolidated Financial Statements(Canadian
$ in millions, unaudited)

Note 1: Divisional Information

	For the year ended December 31, 2002
Premiums and deposits	U.S. Division	Canadian Division	Asian Division	Japan Division	Reinsurance Division	Other	Total

General fund premiums	$3,555	$3,191	$1,519	$1,451	$1,063	$--	$10,779
Segregated fund deposits*	14,229	1,283	1,024	477	--	--	17,013
Mutual fund deposits	--	657	594	--	--	--	1,251
ASO premium equivalents	--	860	--	--	--	--	860

Total*	$17,784	$5,991	$3,137	$1,928	$1,063	$--	$29,903

Net income (loss)	$471	368	259	111	184	(23)	$1,370

Funds under management	As at December 31, 2002

General fund	$26,790	$24,235	$6,476	$13,153	$4,134	$6,407	$81,195
Segregated funds	47,189	8,577	2,497	568	--	--	58,831
Mutual funds	--	1,324	843	--	--	--	2,167
Other managed funds	--	--	1,718	--	--	2,264	3,982

Total	$73,979	$34,136	$11,534	$13,721	$4,134	$8,671	$146,175

	For the year ended December 31, 2002
Premiums and deposits	U.S. Division	Canadian Division	Asian Division	Japan Division	Reinsurance Division	Other	Total

General fund premiums	$3,836	$2,924	$1,347	$1,349	$791	$--	$10,247
Segregated fund deposits	11,790	1,190	1,063	1	--	--	14,044
Mutual fund deposits	--	527	227	--	--	--	754
ASO premium equivalents	--	795	--	--	--	--	795

Total	$15,626	$5,436	$2,637	$1,350	$791	$6,407	$25,840

Net income**	$373	$335	$197	$120	$48	$94	$1,167

Funds under management	As at December 31, 2001

General fund	$26,731	$23,012	$5,361	$13,726	$3,821	$5,962	$78,613
Segregated funds	47,975	9,279	1,865	87	--	--	59,206
Mutual funds	--	1,313	340	--	--	--	1,653
Other managed funds	--	--	637	--	--	2,073	2,710

Total	$74,706	$33,604	$8,203	$13,813	$3,821	$8,035	$142,182

Note 2: Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

* Segregated fund deposits for Japan Division for the year ended December 31, 2002 included $319 of segregated fund net seed capital.

**Net income for the year ended December 31, 2001 included non-recurring items related to the terrorist events in the United States on September 11, 2001, a gain from the disposition of a portion of the Company’s investment in Seamark and two tax items, all of which in aggregate reduced net income by $64.